Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: August 8, 2017

Excerpts from Fairfax 2017 Second Quarter Results Conference Call:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Moderator: Prem Watsa

August 4, 2017

7:30 am CT

Prem Watsa:                                                  […]
Early in July, Fairfax, together with certain co-investors, completed the acquisition of 94.6% of the outstanding shares of Allied World.  At the closing of the acquisition of Allied World, Ontario Municipal Employees Retirement System, the pension fund manager for government employees in the province of Ontario, Alberta Investment Management Corporation, an investment manager for pensions, endowments and government funds in the province of Alberta, and certain other third parties, invested $1.6 billion for Allied World.

The remaining 5.4% of the outstanding shares of Allied World are expected to be acquired in the third quarter of 2017 for purchase consideration of approximately $229 million, consisting of approximately $109 million in cash and $120 million by the issuance of approximately 275,000 subordinate voting shares, for a total share issuance for Allied World of approximately 5 million shares.  Fairfax will ultimately own approximately 67% of Allied World and our partners 33%.  A big welcome to the Allied World employees again.
[…]

Prem Watsa:                                                  […]
We like where we are.  We like our position.  We like the strength of Fairfax today, with the cash in the holding company and the fact that we’ve just completed I’d say a transformative acquisition.  I can’t put it in any simpler language.  I mean Allied World, a public company, listed on the New York Stock Exchange, we think we acquired at a good price and with a great leader in Scott Carmilani.  All of that is a plus for us, but of course always in the long term.

[…]

Tom MacKinnon:                      Okay, and would it - with bringing in Allied World, would you expect your tax rate to modestly increase?

Dave Bonham:                                    With Allied World, I don’t think we’re going to see much of an increase there.  So, no.  I would say no.

[…]

Mark Dwelle:                                               Hey.  Good morning.  Just a couple of questions, first related to the Allied acquisition.  Will there be any meaningful, you know, I’ll call it acquisition related charges that you’d be recognizing in the course of probably the third quarter just from getting that put together?  And I know there’s not a lot like integration charges, but inevitably there’s lawyers and other aspects that just result in a meaningful number.

Prem Watsa:                                                  Yes, Mark.  Dave, you can add to this, but we don’t think there’s going to be any significant cost expenses, charges.  But Dave, you want to expand on that?

Dave Bonham:                                    Yes.  It won’t be material.  Tens of millions of dollars on the low end, but nothing significant.

[…]

END